January 23, 2015

Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
100 F Street N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed March 31, 2014
File No. 001-12107

Dear Ms. Jenkins:

This letter sets forth the responses of Abercrombie & Fitch Co. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated January 8, 2015 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2014 (the “Form 10-K”), which was filed March 31, 2014. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for the Fiscal Year Ended February 1, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Fiscal 2013 Compared to Fiscal 2012, page 35

1.
You appear to have only limited discussion of your segment sales. In future filings, please disclose in greater detail the business reasons for changes between periods in the sales and operating income (loss) of each of your segments discussed in Note 2 of your financial statements, along with the amounts shown in the Other column. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us your revised disclosures for fiscal 2013 as compared to fiscal 2012. Refer to Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

In response to the Staff’s comment, in future filings, where appropriate to an understanding of our business, we will disclose in greater detail the business reasons for changes between periods in the sales and operating income (loss) of each of our segments that are discussed in the notes to our consolidated financial statements as well as the amounts shown in the “Other” column. As an example, the Company’s disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2013 as compared to Fiscal 2012, as set forth on pages 30 and 35 of the Form 10-K for the Fiscal Year Ended February 1, 2014, will be revised in future filings as follows:

Page 30:

The Company had net sales of $4.117 billion for Fiscal 2013, a decrease of 9% from net sales of $4.511 billion for Fiscal 2012. For Fiscal 2013, U.S. Stores net sales decreased 17% to $2.161 billion, International Stores net sales decreased 1% to $1.179 billion and Direct-to-Consumer net sales, including shipping and handling revenue, increased 11% to $776.9 million.

Operating income for Fiscal 2013 was $80.8 million, a 78% decrease from the Fiscal 2012 operating income of $374.2 million. For Fiscal 2013, operating income for U.S. Stores decreased 55% to $194.6 million, International Stores decreased 29% to $249.3 million and Direct-to-Consumer increased 9% to $295.0 million. Operating loss not attributable to a segment decreased 3% to $658.0 million.

Page 35:
FISCAL 2013 COMPARED TO FISCAL 2012

Net Sales

Net sales for Fiscal 2013 were $4.117 billion, a decrease of 9% from Fiscal 2012 net sales of $4.511 billion. The net sales decrease was attributable to an 11% decrease in comparable sales, which translated to an 11% decrease in net sales, partially off-set by growth from opening new international stores.

U.S. Stores net sales for Fiscal 2013 were $2.161 billion, a decrease of 17% from Fiscal 2012 U.S. Stores net sales of $2.615 billion. The decrease in U.S. Stores net sales was primarily due to a 15% decrease in comparable U.S. Stores sales, which translated into a 14% decrease in U.S. Stores net sales, and a 3% decrease in U.S. Stores sales attributable to 59 net store closures.

International Stores net sales for Fiscal 2013 were $1.179 billion, a decrease of 1% from Fiscal 2012 International Stores net sales of $1.195 billion. The decrease in International Stores net sales was primarily due to a 19% decrease in comparable International Stores sales, which translated into an 18% decrease in International Stores net sales, which was largely offset by a 17% increase in International Stores net sales attributable to 24 net new store openings.

Direct-to-Consumer net sales for Fiscal 2013, including shipping and handling revenue, were $776.9 million, an increase of 11% from Fiscal 2012 Direct-to-Consumer net sales of $700.7 million. The increase in Direct-to-Consumer net sales was primarily due to a 25% increase in comparable international Direct-to-Consumer net sales and a 7% increase in comparable U.S. Direct-to-Consumer net sales, which together translated into a 13% increase in Direct-to-Consumer net sales. The Direct-to-Consumer business, including shipping and handling revenue, accounted for 19% of total net sales in Fiscal 2013 compared to 16% in Fiscal 2012.

The impact of changes in foreign currency (based on converting prior year sales at current year exchange rates) benefited sales by approximately $13.4 million in Fiscal 2013, which primarily relates to International Stores.

The Fiscal 2012 retail year included a fifty-third week and, therefore, Fiscal 2013 comparable sales are compared to the fifty-two week period ended February 2, 2013. The net sales for the fifty-two week period ended February 2, 2013 were approximately $63 million less than the net sales for the reported fifty-three week period ended February 2, 2013.

For Fiscal 2013, comparable sales by brand, including direct-to-consumer sales, decreased 10% for Abercrombie & Fitch, decreased 5% for abercrombie kids, and decreased 14% for Hollister.

Operating Income
Operating income for Fiscal 2013 was $80.8 million compared to operating income of $374.2 million for Fiscal 2012. Adjusted operating income for Fiscal 2013 was $222.9 million compared to adjusted operating income of $381.6 million for Fiscal 2012, excluding pre-tax charges for restructuring, asset impairment and the profit improvement initiative for Fiscal 2013 and Fiscal 2012 of $142.1 million and $7.4 million, respectively. The decrease in adjusted operating income excluding charges was primarily driven by the deleveraging effect of negative comparable store sales, both U.S. and international, partially off-set by new international stores, direct-to-consumer operations and expense reductions primarily related to the Company’s profit improvement initiative.

U.S. Stores operating income for Fiscal 2013 was $194.6 million compared to $432.0 million for Fiscal 2012. The decrease in U.S. Stores operating income was primarily due to a 15% decrease in comparable U.S. Stores sales, which had a deleveraging effect, and incremental charges of $87.5 million for Fiscal 2013 as compared to Fiscal 2012 related to the restructuring of the Gilly Hicks brand, store-related asset impairment and the Company’s profit improvement initiative, partially offset by expense reductions primarily related to the Company’s profit improvement initiative.

International Stores operating income for Fiscal 2013 was $249.3 million compared to $350.9 million for Fiscal 2012. The decrease in International Stores operating income for Fiscal 2013 was primarily due to a 19% decrease in comparable International Stores sales, which had a deleveraging effect, increased promotional activity and charges of $33.3 million related to the restructuring of the Gilly Hicks brand and store-related asset impairment, partially offset by new store openings and expense reductions primarily related to the Company’s profit improvement initiative.

Direct-to-Consumer operating income for Fiscal 2013 was $295.0 million compared to $269.5 million for Fiscal 2012. The increase in Direct-to-Consumer operating income was primarily due to an 11% increase in Direct-to-Consumer net sales, partially offset by increased digital marketing and other direct costs.

Operating loss not attributable to a segment (“Other”) for Fiscal 2013 was $658.0 million, compared to $678.2 million for Fiscal 2012. The decrease in Other operating loss for Fiscal 2013 was primarily attributable to expense reductions primarily related to the Company’s profit improvement initiative, which was partially offset by charges of $13.8 million related to the Company’s profit improvement initiative and the restructuring of the Gilly Hicks brand.

Consolidated Financial Statements, page 49
Notes to Consolidated Financial Statements, page 53
Note 2. Segment Reporting, page 53

2.
To facilitate reconciliation from the operating income of your segments to your total operating income, please revise note (1) to the table on page 54 in future filings to quantify for each period presented the material amounts included in the Other column. Please provide us your proposed disclosures. Refer to ASC 280-10-50-29 through 50-31.

In response to the Staff’s comment, in future filings we will add tabular disclosures to Note 2 “Segment Reporting” to quantify for each period presented the material amounts included in the Other column. As an example, for Fiscal 2013 and Fiscal 2012, the Company will add the following disclosure:

A reconciliation of the Company’s segment operating income to the consolidated operating income reported in the Company’s Consolidated Statements of Operations and Comprehensive Income follows:

	Fiscal 2013	Fiscal 2012
	(in thousands):
Segment Operating Income	$ 738,864	$ 1,052,390
Operating (Loss) Income Not Attributable to Segments:
Stores and Distribution Expense	(198,910)	(223,611)
Marketing, General and Administrative Expense	(481,783)	(473,880)
Restructuring Charges	(421)	0
Other Operating Income, Net	23,073	19,334
Operating Income	$ 80,823	$ 374,233

I hope that the foregoing is responsive to the Staff’s comments. In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (614) 283-6400.

Very truly yours,

/s/ Joanne C. Crevoiserat

Joanne C. Crevoiserat
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.

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